

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2022

Yunhao Chen
Chief Financial Officer
Dogness (International) Corp
No. 16 N. Dongke Road
Tongsha Industrial Zone
Dongguan, Guangdong 523217

> **Re: Dogness (International) Corp**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed May 20, 2022**
> **File No. 333-262504**

Dear Ms. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-3 filed May 20, 2022

Prospectus Summary
Permission Required from the PRC Authorities..., page 5

1. We note your response to prior comment one and reissue in part. Please disclose how recent statements and regulatory actions by China's government, such as those related to anti-monopoly concerns, has or may impact the company's ability to accept foreign investments or list on an U.S. or other foreign exchange.

Enforceability of Civil Liabilities, page 70

2. We note your response to prior comment five. Please advise whether any of your

executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Please contact Patrick Fullem, Staff Attorney, at (202) 551-8337 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Anthony W. Basch